May 14, 2009

VIA CORRESPONDENCE FILING

Mr. Tony Durak
(202) 551-6750
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Dreyfus Variable Investment Fund (“DVIF”)
-Appreciation Portfolio
-Developing Leaders Portfolio
-Growth and Income Portfolio
-International Equity Portfolio
-International Value Portfolio
-Money Market Portfolio
-Quality Bond Portfolio
(each “a Fund” and collectively “the Funds”)
1933 Act File No. 33-13690
1940 Act File No. 811-5125
CIK: 813383

Dear Mr. Durak:

We are responding to the comments that you provided to us by telephone on April 16, 2009, with respect to your review of the Annual N-CSR of the above-referenced Funds filed on February 18, 2009, pursuant to Rule 30e-1 under the Investment Company Act of 1940.

1.	DVIF-Appreciation Portfolio is classified as a diversified fund, which means that, with respect to 75% of the Fund’s total assets, the Fund will not invest more than 5% of its assets in the securities of any single issuer nor hold more than 10% of the outstanding voting securities of any single issuer (other than in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities). In looking at the Schedule of Investments please explain how the AP is complying with this rule.

DVIF-Appreciation Portfolio continues to operate as a diversified fund pursuant to Section 5(b)(1) of the Investment Company Act. As of December 31, 2008, the Fund temporarily exceeded the percentage limits of investing in a single issuer as a result of market price fluctuations and redemptions. Currently, the Fund is within the limits established by Section 5(b)(1).

2.	Please provide disclosure in each Fund’s Expense Example that states that the Example does not reflect any of the expenses associated with VA contracts or VLI policies.
Disclosure will be added to subsequent reports.
3.	Please provide disclosure in each Fund’s Financial Highlights that states the total returns do not reflect expenses associated with VA contracts or VLI policies.
Disclosure will be added to subsequent reports.
4.	With regard to Money Market Portfolio, please include disclosure regarding the Fund’s proxy voting policies and procedures.
The Fund only invests in non-voting securities and, accordingly, has not adopted proxy voting policies or procedures.
5.	No disclosure is required to Item 10 of Form N-CSR unless there are material changes.
Subsequent reports will provide information in response to Item 10 only when there are material changes from the preceding report.

As you requested, each Fund acknowledges that:

(i)	Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii)	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need further information pertaining to this matter, I may be reached at (212) 922-6795.

Sincerely,

/s/Michael A. Rosenberg
Michael A. Rosenberg,
Vice President and Secretary
Dreyfus Variable Investment Fund